FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For July 28, 2004

Commission File Numbers: 001-14624

ABN AMRO HOLDING N.V.

Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X         Form 40-F      ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___           No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ABN AMRO HOLDING N.V.

INDEX

Item

1.	Press release entitled “ABN AMRO completes sale of Bank of Asia”, dated July 27, 2004.
2.	Press release entitled “Final dividend 2003 ABN AMRO Holding N.V.”, dated May 18, 2004.
3.	Press release entitled “ABN AMRO Asset Management outsources Investment Operations Services to State Street Corporation”, dated May 14, 2004.
4.	Press release entitled “ABN AMRO to sell its stake in Bank of Asia to United Overseas Bank”, dated May 12, 2004.
5.	Press release entitled “ABN AMRO General Meeting of Shareholders 2004: cancellation of preference shares, dividend 2003 and appointment members Supervisory Board”, dated April 29, 2004.

The information contained in this report is incorporated by reference into Registration Statements on Form F-3 file nos. 333-81400, 333-84044, 333-89136 and 333-104778.

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABN AMRO HOLDING N.V.

Date:	July 28, 2004	By:	/s/ J.Ch.L. Kuiper

			Name:	Mr J.Ch.L. Kuiper
			Title:	Member of the Managing Board

		By:	/s/ H. Duijn

			Name:	Mr H. Duijn
			Title:	Secretary Managing Board

Item 1

Amsterdam, 27 July 2004

ABN AMRO completes sale of Bank of Asia

ABN AMRO today announced it has completed the sale of its 80.77 % stake in Thailand based Bank of Asia to United Oveseas Bank (UOB). The agreement for the sale and purchase of Bank of Asia was previously announced by ABN AMRO and UOB on 12 May 2004. UOB has paid THB 5.35 per share in cash or total cash consideration of THB 22,019 million (EUR 442 million) for the stake.

The sale of its stake in Bank of Asia is in line with ABN AMRO's strategy to allocate its resources to those markets generating the highest possible benefits for its clients and shareholders and should also be seen in the context of the Financial Master Plan in the Thai banking sector. ABN AMRO remains committed to the Asian-Pacific markets, in Thailand by maintaining its branch presence in order to serve its corporate and institutional clients.

.-.-.-.

Press contacts: +31 20 6288900

About ABN AMRO

Netherlands-based ABN AMRO is a leading international bank with total assets of EUR 639.9 bln (as at 31 March 2004). It has over 3,000 branches in more than 60 countries and territories, and has a staff of about 110,000 full-time equivalents worldwide. ABN AMRO is listed on the Euronext, London and New York stock exchanges.

Item 2

Amsterdam, 18 May 2004
Final dividend 2003 ABN AMRO Holding N.V.

Following approval of the 2003 annual accounts by the General Meeting of Shareholders on 29 April 2004, the dividend for the 2003 financial year has been set at EUR 0.95 per ordinary share of EUR 0.56 nominal value. When the EUR 0.45 interim dividend issued in August 2003 is deducted, a final dividend of EUR 0.50 remains.

It was also determined that the 2003 final dividend of EUR 0.50 will be payable - at the shareholder's option - fully in ordinary shares against the share premium reserve or fully in cash (after deduction of 25% withholding tax on dividends). The value of the stock dividend will be virtually equal to the value of the cash dividend.

Today the number of dividend rights of ordinary shares of EUR 0.56 nominal value entitling shareholders to one new ordinary share in ABN AMRO Holding N.V. of EUR 0.56 nominal value each, has been fixed at 33. Based on the volume weighted average price of all ordinary ABN AMRO shares traded on the official market of Euronext Amsterdam Exchanges on 14, 17 and 18 May 2004 of EUR 16.5585, 1/33 portion represents a value of EUR 0.502, which is virtually equal to the value of the cash dividend.

Item 3

Amsterdam, 14 May 2004

ABN AMRO Asset Management outsources Investment Operations Services to State Street Corporation

ABN AMRO Asset Management and State Street Corporation (State Street) announced today that they have reached an agreement whereby State Street will provide fund administration and investment operations services for ABN AMRO Asset Management in Europe. The assets under management within scope of this agreement are EUR 75 bn.

State Street will provide fund administration and investment operation services for ABN AMRO Asset Management in the Netherlands, the United Kingdom, Luxemburg and Sweden. The services will be phased in over a two and a half year period commencing this summer. As part of the mandate, State Street will expand its operations in Amsterdam and develop a fund servicing centre with approximately 110 ABN AMRO Asset Management staff there transferring to State Street. Custody services are not part of this arrangement and will remain with incumbent providers.

The agreement was reached after a careful review of solutions aimed at supporting ABN AMRO Asset Management's business growth while maintaining and enhancing client service.

Bert Schouws, COO/CFO of ABN AMRO Asset Management said, "We are excited that we have reached this agreement with State Street. We wanted a provider of the highest quality and reliability. Outsourcing our fund administration and investment operations will enable us to support our business more effectively and to focus on the investment process. We will put in place a structure for future growth while reducing costs and removing operational risk from our balance sheet."

Jay Hooley, head of investment servicing worldwide for State Street said, "We are delighted to win this mandate from ABN AMRO Asset Management. The expansion of our Amsterdam operations, along with intellectual capital of the ABN AMRO Asset Management team, who join us with this mandate, will strengthen our position as the leading provider of investment operations services across Europe and enhance our presence and capabilities in the Netherlands - a strategic market for us."

(continues)

ABN AMRO Asset Management is one of the world's leading asset managers with significant experience in managing assets for private investors and for institutional clients, including central banks, pension funds, insurance companies, and other institutions. It manages assets of EUR 166 bn (as per 31-3-2004) from over 20 locations throughout the globe. The assets include individually mandated client portfolios as well as a wide range of investment funds, distributed through financial intermediaries and offered to institutional clients directly.

State Street Corporation (NYSE: STT) is the world's leading specialist in providing institutional investors with investment servicing, investment management and investment research and trading. With USD 9.4 trillion in assets under custody and USD 1.2 trillion in assets under management, State Street operates in 24 countries and more than 100 markets worldwide. For more information, visit State Street's Web site at www.statestreet.com.

- - - Press enquiries: ABN AMRO press office +31 20 6288900 Arlene Roberts State Street Corporation + 1 617 664 3933

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Item 4

Amsterdam / Bangkok, May 12, 2004

ABN AMRO to sell its stake in Bank of Asia to United Overseas Bank

ABN AMRO announced today that it has signed a sale and purchase agreement with United Overseas Bank Limited (UOB) for the sale of ABN AMRO's 80.77 per cent stake in Bank of Asia. Under the terms of the agreement, UOB will pay THB 5.35 per share in cash or total cash consideration of THB 22,019 million (EUR 462 million) for the stake.

Completion of the transaction is expected by the third quarter of this year and is subject to certain preconditions being satisfied, including the obtaining of regulatory approvals from the Bank of Thailand and the Ministry of Finance in Thailand.

The sale of its stake in Bank of Asia is in line with ABN AMRO's strategy to allocate its resources to those markets generating the highest possible benefits for its clients and shareholders and should also be seen in the context of the Financial Master Plan in the Thai banking sector. ABN AMRO remains committed to the Asian-Pacific markets, in Thailand by maintaining its branch presence in order to serve its corporate and institutional clients.

Bank of Asia is a full-service retail and commercial bank, and operates with a network of approximately 130 branches and 300 ATMs located throughout Thailand. It provides a full range of banking, insurance, investment and other financial products and services to both consumer and commercial customers.

Under the Stock Exchange of Thailand regulations, if completion of the proposed transaction occurs, UOB will be required to make a tender offer for the outstanding shares in BOA it does not own upon completion.

ABN AMRO Corporate Finance is acting as exclusive financial adviser to ABN AMRO on this transaction

.-.-.-.

Press contacts: +31 20 6288900

About ABN AMRO
Netherlands-based ABN AMRO is a leading international bank with total assets of EUR 639.9 bn (as at 31 March 2004). It has over 3,000 branches in more than 60 countries and territories, and has a staff of about 110,000 full-time equivalents worldwide. ABN AMRO is listed on the Euronext, London and New York stock exchanges.

Item 5

Amsterdam, 29 April 2004

ABN AMRO General Meeting of Shareholders 2004: cancellation of preference shares, dividend 2003 and appointment members Supervisory Board

Cancellation of preference shares

The Meeting of Preference Shareholders and the General Meeting of Shareholders approved – subject to the approval of the refinancing stated below - the proposal to cancel the current preference shares to ensure its preference share structure is fully compliant with the Dutch Corporate Governance Code. The outstanding (depositary receipts of) preference shares, with a nominal value of EUR 2.24 each, will be withdrawn on repayment of the nominal value and an additional compensation of 5%.

This means that ABN AMRO's last anti-takeover mechanism will now be removed, following the decision in 2003 to let the holding company operate outside the Large Company Regime and to abolish the priority share. The removal of the last anti-takeover measure is a major step towards further reinforcement of the role of shareholders in the bank's governance model.

In order to refinance the cancelled preference shares ABN AMRO will, subject to the relevant approvals, issue non-cumulative financing preference shares in the form of depositary receipts, which will be fully compliant with the Dutch Corporate Governance Code. These depositary receipts of preference shares will be non-listed and issued with a subscription right for existing holders of (depositary receipts of) preference shares.

In relation to the above mentioned decisions the bank withdrew agenda item 7b during the meeting. This item was the proposal to amend the Articles of Association in connection with the cancellation of the preference shares.

Dividend

The General Meeting of Shareholders has approved the 2003 annual accounts and has set the dividend for the 2003 financial year at EUR 0.95 per ordinary share of EUR 0.56 nominal value. When the EUR 0.45 interim dividend issued in August 2003 is deducted, a final dividend of EUR 0.50 remains.

It was also determined that the 2003 final dividend of EUR 0.50 will be payable - at the shareholder's option - fully in ordinary shares against the share premium reserve or fully in cash (after deduction of 25% withholding tax on dividends). The value of the stock dividend will be - barring any rounding effects - equal to the value of the cash dividend.

Appointments of Supervisory Board members

Shareholders have had the authority to appoint the members of the Supervisory Board and the Managing Board since 2003. This year was the first time that shareholders could use this authority.

ABN AMRO's Annual General Meeting of Shareholders appointed Mr André Olijslager as a member of the Supervisory Board for a period of four years. Following his appointment, Mr Olijslager will relinquish his membership of ABN AMRO's Advisory Council. Mrs Trude Maas-de Brouwer, member of the Supervisory Board since 2000, was re-appointed for a period of four years.

Following these decisions, the Supervisory Board of ABN AMRO Bank will consist of the following 12 members: Mr Aarnout Loudon (chairman), Mr Maarten van Veen (vice chairman), Mr Wim Dik, Mr Antony Burgmans, Ms Louise Groenman, Baron David de Rothschild, Mrs Trude Maas-de Brouwer, Mr Arthur Martinez, Mr Marcus Vinicius Pratini de Moraes, Mr Paolo Scaroni, Lord Sharman of Redlynch and Mr André Olijslager.

Further information: Press Relations: +31 20 6288900 Investor Relations: +31 20 6287835

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